April 27, 2009



Joshua B. Deringer, Esq.
Drinker Biddle & Reath  LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103-6996



      Re:	Hatteras Ramius 1099 Fund
      	Registration Numbers 333-158258; 811-22285

      Hatteras Ramius 1099 Institutional Fund
      	Registration Numbers 333-158261; 811-22284

      Dear Mr. Deringer:

      We have reviewed the registration statements on Form N-2 for the Hatteras Ramius 1099 Fund ("Feeder Fund") and the Hatteras
Ramius
1099 Institutional Fund ("Master Fund") (each a "Fund," collectively the "Funds") filed with the Commission on March 27, 2009. We have the following comments.

      Registration Statement

Prospectus

General

		Please explain in your response letter why the Sub-Adviser funds in which the Master Fund invests should not be considered to be integrated with the Fund for the purpose of calculating the number of beneficial owners of the Sub-Adviser Funds under Section 3(c) (1) of the Investment Company Act of 1940 (the "Act") or, if applicable, disqualifying the Sub-Adviser funds` exception from the definition of investment company under Section 3(c) (7) of the Act.

		If it is possible for the voting securities of companies excepted from the definition of investment company under Section
3(c)(1) of the Act to constitute more than 10% of the Master
Fund`s
holdings, explain how the Fund will be managed to deal with the resultant regulatory issues. If companies excepted from the definition of investment company under Section 3(c) (7) of the Act will be acquired, explain why in your view Section 48(a) of the Act should not preclude such investments. If the Master Fund may invest a material amount of its assets in any one underlying fund, reconcile such investments with the prohibitions of Sections 17(a), (d) &
(e)
of the Act.

		Disclose at the bottom of the facing page of the Feeder Fund`s registration statement that the Trustees of the Master Fund have executed the registration statement.

      Please state in your response letter whether FINRA will or has reviewed and raised no objections to the proposed terms and arrangements of the offerings.

Prospectus Cover Page

      Consistent with plain English principles, we suggest that you clarify whether the "Sub-Manager Funds" are actually hedge funds.
Clarify that the Sub-Adviser Funds are not registered with the SEC.

      Please disclose that an investment in a Fund presents a heightened risk of total loss of investment and make prominent the disclosure that the Sub-Manager Funds are subject to special risks.
See Item 1.1.j. of Form N-2.

      The pricing table does not contain maximum and minimum total offering amounts. Please revise accordingly.

      Please revise the pricing table currently appearing on the cover of the prospectus consistent with the requirements in Instructions 5 and 6 of Item 1.1.g. of Form N-2. Disclose the amount of initial offering expenses referenced in note 3 to the pricing table. Revise the paragraph following note 3 to conform to the requirements of Rule 481 under the Securities Act of 1933.

      With respect to footnote 1 to the pricing table, please disclose how much the Investment Manager and/or its affiliates will pay from their own resources as additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares or servicing of investors.

      Please confirm that the three paragraphs of text preceded by the pricing table and footnotes will appear on the outside front cover of the prospectus.

	May the Funds terminate the offerings at any time? If so, expand the discussion to indicate the circumstances under which the
Funds may terminate the offerings and identify any material risks to either the then existing Shareholders or to potential investors.

      Please confirm that "Eligible Investors" is defined on the cover page.

      If these offerings will be made in reliance on Rule 415 under the Securities Act of 1933, please furnish the undertakings required by Item 512(a) of Regulation S-K.

      Fund Fees and Expenses

      Is the expense reimbursement agreement referenced in footnote 8 to the Feeder Fund fee table terminable at any time by the Investment
Manager and/or Sub-Adviser? If so, please disclose this in the footnote. If the agreement is contractual, please attach the contract as an exhibit to the registration statement.

	Why does the fee table contain the line item "Interest
Expenses"?  Why is the cost zero?

	Why are the expenses listed in the second sentence of footnote 6 to Feeder Fund fee table not considered to be Acquired Fund Fees and
Expenses?

      Please conform disclosure of the aggregate expenses of the
Master Fund and the Feeder Fund to the requirements of Instruction
10
h. to Item 3 of Form N-2.

      What are the "other services" referenced in the second sentence of the paragraph following the Example, titled "Management Fee"?
How
do they differ from the services covered by the Fund Servicing
Fee?

      Are all expenses described in the paragraph titled
"Administration Services" contained in the fee table? How are the administrative services described in this paragraph different from the ones described in the preceding paragraph? What is the "regulatory administration fee"?

      Pursuant to what authority may the Funds treat offering costs as described in the second paragraph of the section titled "Fund
Expenses"?

Fund Summary

      Please disclose that the Funds will provide Shareholders with
60 days advance notice of any change in a Fund`s name, investment objective or principal strategies.

      Please clarify whether the Funds are "funds of hedge funds."

      Please define the terms "Opportunistic Equity," "Enhanced
Fixed
Income," and "Absolute Return."

      Considering the strategies disclosed elsewhere in the prospectus, why does this section not identify the following risks:
manager risk, derivatives-related risks, default, foreign and emerging markets risks and small cap stock risk? Also, please insert
"High Portfolio" before "Turnover," and consider separating
"Counter-
Party Credit Risk" into "Counterparty Risk" and "Credit Risk."

      Please summarize in this section all of the Funds investment strategies listed in the section titled "Investment Objectives and Strategies," and summarize their principal risks.

      Management of the Fund

      Please provide for each member of the Funds` joint investment committee the disclosure required by Item 9. 1. c. of Form N-2.

Investment Objective and Strategies

      The disclosure indicates that the Sub-Adviser may reduce or terminate the Master Fund`s investments in the Sub-Manager Funds. Disclose how easily the Sub-Adviser will be able to reduce or terminate a Sub-Manager Fund holding at net asset value. In this regard, will the Master Fund be required to pay any additional amounts to terminate a position in a Sub-Manager Fund?

      Please define and explain all of the Funds investment strategies listed in this section of the disclosure, and disclose their principal risks in the section of the prospectus dedicated to risk disclosure.

      The discussion indicates what the Sub-Adviser will consider when deciding whether to invest in a particular Sub-Manager Fund. In your response letter explain the source of the information upon which the Sub-Adviser will rely with respect to both the Sub-Manager Funds and their investment managers and whether the information is available to the public.

      Clarify whether or not, when deciding to invest in a particular
Sub-Manager Fund, the Sub-Adviser will also consider any of the following: (1) the amount or type of performance fee charged by the investment manager; (2) purchase fees or sales charges imposed by the
Sub-Manager Fund; or (3) Sub-Manager Fund liquidity or repurchase programs.

      What will the Funds` rights and status be in relation to all other Sub-Manager Fund investors?

      Please clarify that high-yield debt securities are also known as "junk."

      To what extent will the Funds invest in emerging market and other foreign securities? Please disclose in this section of the prospectus.

      Disclose the extent to which the Funds expect to borrow for all purposes. If the Funds are authorized and intend to borrow money for investment purposes, the fee table must show the amount of interest payments on borrowed funds. Please add appropriate disclosure accordingly.

      Disclose the maximum extent to which the Board may modify the
Funds` borrowing policies, including percentage limitations and purposes of borrowings.

      Clarify whether any of the Sub-Manager Funds are subject to any maximum amounts of leverage that can be employed. If there is none, so state.

      Indicate where appropriate in the prospectus whether the Funds could invest in Sub-Manager Funds that leverage beyond 300%. Will the Funds establish any quantitative guidelines or policies concerning Sub-Manager Funds that leverage? What is the maximum amount the Funds may leverage when aggregating the borrowings of the
Funds and that of the Sub-Manager Funds?

      Disclose whether or not there are any percentage thresholds or other parameters that the Investment Manager will use as guidelines when determining whether a Sub-Manager Fund is using an inappropriate degree of leverage. Will the Investment Manager be given access to all of the information that its needs, on a timely basis, to enable it to perform the monitoring activities described in the third sentence?

      To the extent applicable, highlight the Funds` ability to
(1)
effect service of process within the U.S. on foreign Sub-Manager Funds; (2) enforce judgments obtained in U.S. courts against foreign
Sub-Manager Funds based upon the civil liability provisions of the U.S. federal securities laws; (3) enforce, in an appropriate foreign court, judgments of U.S. courts based upon the civil liability provisions of the U.S. federal securities laws; and (4) bring an original action in an appropriate foreign court to enforce liabilities against a Sub-Manager Fund or other person based upon the
U.S. federal securities laws. Also, clarify whether Shareholders would ever be able to bring claims directly against the Sub-Manager
Funds, domestic or foreign, or whether all such claims must be brought by the Board on behalf of Shareholders.

      Provide examples of the circumstances where the Board could determine that continued investment of a Shareholder in a Fund is not
in the best interests of the Fund.   In this regard, clarify
whether
the right of a Fund to require a Shareholder to tender all of his or her Units could only arise in the context of a voluntary tender by a
Shareholder. Also, in your response letter discuss the legal basis that gives the Board, in its sole discretion, the authority to require a Shareholder to tender all of his or her shares.

Risk of Investing in the Funds

      The disclosure pertaining to the Funds` valuation procedures indicates the Funds will defer to the Sub-Manager Funds` valuation methodologies. Please explain supplementally why this is consistent with the duties of the Funds` trustees to determine fair valuation procedures. Also disclose the conflict of interest resulting from the Sub-Manager Funds` advisers` compensation scheme, i.e., that asset-based compensation gives the advisers a reason to overvalue assets under management.

      Describe any possible impediments to monitoring the performance of the Sub-Manager Funds on a regular basis.

      Disclose how regularly the Adviser will monitor Sub-Manager
Fund returns, contact Sub-Manager Fund managers to discuss performance, evaluate Sub-Manager Funds and reallocate Fund assets.
Also disclose how much time the reallocation process is expected to take.

      Please disclose under what circumstances Sub-Manager Funds would likely make an in-kind payment to the Funds. Do the Funds negotiate the terms of redemption and sale with Sub-Manager Funds, or are the terms of investment established by the Sub-Manager Funds?

      Disclose the approximate amount of time that is likely to lapse
(1) between the time a Shareholder submits a repurchase request and the effective date of repurchase and (2) between the effective date of the repurchase and the receipt of cash for shares tendered.

      Indicate how the Board will be able to discharge its duty to determine the fair value of the Funds` assets in light of the disclosure in this section regarding the lack of transparency of Sub-
Manager Fund operations; and the Funds` inability to obtain information about the securities in which the Sub-Manager Funds invest, or their valuation.

      Indicate that the Funds` strategy may be negated where one
Sub-
Manager Fund purchases securities of an issuer whose securities are being sold by another Sub-Manager Fund.

      Clarify whether there are any limits on the amount of the Funds` potential liability resulting from an agreement to indemnify a
Sub-Manager Fund and its investment managers. In this regard, in your response letter provide us with your views as to whether the Funds` agreement to indemnify a Sub-Manager Fund and/or its investment managers implicates Section 18 of the 1940 Act.

      The information contained in the last sentence of the section titled "Turnover" should be accorded separate risk factor treatment.
In this regard, provide, in a footnote to the Funds` fee tables, the approximate range of the expenses that the Master Fund may incur when it liquidates a position in a Sub-Manager Fund. Also, please quantify the level of turnover anticipated within Sub-Manager Funds.

      Please include in this section detailed descriptions of the material risks of each hedge fund investment strategy and asset class described in the prospectus. Include prospectus disclosure of the risks of the securities activities of the Sub-Managers.

      The paragraphs titled "Credit Facility," "Absence of Liability," "Anti-Money Laundering," "Borrowing, Use of Leverage" and the second paragraph under the heading "Conflicts of Interest" do not contain risk disclosure. Please move them to an appropriate part of the prospectus, and provide risk disclosure in their place.

      Include disclosure of default risk in the discussion of Enhanced Fixed Income Risks.

      Consider eliminating the repeated use of the phrase "more volatility and risk" and replacing it with issue-specific risk disclosure.

      The disclosure pertaining to Opportunistic Equity risk is incomplete and contains non-risk disclosure. Please remove the second sentence of the paragraph and provide complete disclosure of all material risks of the strategy.

      The last paragraph of the Enhanced Fixed Income section does not contain risk disclosure. Please revise accordingly.

		Disclose whether, and the extent to which, there is any limit on the amount the Fund may invest (directly or indirectly) in foreign assets.

      Disclose how the Master Fund intends to monitor the turnover rates of the Sub-Manager Funds.

      Please describe how conflicts of interest will be resolved.




	Tender Offers/Offers to Repurchase

	Disclosure in this section indicates the Funds` repurchase offers will "generally range from 5%-20% of the Fund`s shares."
Is
this accurate? Is a figure materially greater than 5% consistent with recent repurchase offers of other Hatteras Funds? Do the Funds differ from other Hatteras Funds in any material respect? What factors influence the size of a repurchase offer?

Calculation of Net Asset Value

		With respect to the Net Asset Valuation discussion see, generally, the net asset valuation discussion contained in DB
Hedge
Fund Strategies Fund LLC, filed August 27, 2002 (Securities Act Registration Number 333-72104). In this regard, confirm, add to or revise, as appropriate, all applicable sections of the prospectus
(not merely the discussion appearing under the heading "Net Asset Valuation") consistent with, but not limited to, the DB Hedge Fund Strategies Fund LLC net asset valuation discussion.

      Add a statement indicating generally the period of time that is expected to elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the investment managers of the Advisor Funds.

      Clarify whether a Shareholder may have a cause of action if he or she purchases under valuations that are not appropriate.

		What permits a Fund to suspend calculation of net asset value, considering that it is only done once a month?

Repurchase of Shares

      The prospectus indicates that repurchases are expected to occur quarterly. It therefore appears that the Funds can repurchase shares prior to completion of the annual audits of the Sub-Manager Funds. Describe the potential risks to Shareholders of a repurchase without the information of an audit.

		May payment in connection with any repurchase offer be made partly in cash and partly in-kind? If so, will all Shareholders be treated the same? If not, please explain how these distributions might be handled and why, in your view, the contemplated approach complies with Section 18 of the Act. Additionally, please disclose that interests in Sub-Manager Funds and/or securities received in-kind may be subject to restrictions on resale, and describe the consequences and risks to Shareholders of acquiring and holding these assets. Moreover, disclose if true, that certain Shareholders would be prohibited from even holding such securities. Expand the discussion to indicate that Shareholders will also incur brokerage and/or placement fees and bear market risk until such time as they convert securities that they have received as a result of an in-kind distribution into cash.

      We suggest that you consider including a hypothetical example of a repurchase offer that gives effect to the repurchase procedures.

      Provide examples of the circumstances where a Fund would require a Shareholder to tender all shares held.

      State whether or not the Funds could ever agree to indemnify a
Sub-Manager Fund and/or its investment manager(s).

      Clarify whether Shareholders will receive the estimated monthly
NAV free of charge.

Statement of Additional Information

Fundamental Policies

      Please revise each Fund`s concentration policy to conform to the requirements of the Act. Please clarify that each Fund will not invest 25% or more of its assets in a single industry or group of industries.

	Independent Trustees and Officers

      Please provide the required disclosure for the Funds`
Independent Trustees.

	Closing

      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statements.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the Funds request acceleration of the effective date of the pending registration statements, they should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
      Should you have any questions regarding this letter, please contact me at (202) 551-6965.


						Sincerely,



						Vincent J. Di Stefano
						Senior Counsel




















Joshua B. Deringer, Esq.
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